WILLKIE FARR & GALLAGHER LLP

1875 K Street, NW
Washington, DC 20006-1238
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CONFIDENTIAL TREATMENT REQUESTED UNDER THE FREEDOM OF INFORMATION ACT

VIA EDGAR

July 22, 2013

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re: Loral Space & Communications Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
File No. 001-14180
Filed March 1, 2013

Dear Mr. Spirgel:

This letter responds to your comment letter, dated June 25, 2013, in respect of the Form 10-K for the fiscal year ended December 31, 2012 filed by Loral Space & Communications Inc. ("Loral") on March 1, 2013. We are pleased to provide the information that you requested in this submission, as follows:

Comment 1: *We note that on November 2, 2012, you completed the sale of your wholly-owned subsidiary, SS/L, to MDA Communications Holdings, Inc. Subsequent to the sale, we note you have one operating segment consisting of satellite-based communications services you participate in through your 62.8% economic interest in Telesat Holdings Inc., which owns Telesat. Further, we note you use the equity method of accounting for your investment in Telesat Holding Inc. Please provide a detailed legal analysis explaining why you believe you are not an investment company as defined in the Investment Company Act of 1940.*

Response: Under the Investment Company Act of 1940, as amended (the "1940 Act"), the determination of whether an issuer is an investment company is based upon the nature of its primary business and upon the percentage of its assets that consist of investment securities, as opposed to other assets. We believe that Loral is not an investment company under the 1940 Act and that Loral may

rely on the exemption from the definition of investment company in Rule 3a-1 under the 1940 Act due to, among other things, the fact that Telesat Holdings Inc. ("Telesat") constitutes a Controlled Operating Subsidiary (as defined below).

Loral is a satellite communications company with activities in satellite operations. It has actively pursued its business through wholly- and majority-owned and controlled companies, affiliates and joint ventures. Loral traces its history to two of the originating U.S. satellite communications businesses with more than 40 years of experience: AT&T Skynet and Orion Network Systems ("Orion"). After their acquisition by Loral in 1997 and 1998, respectively, AT&T Skynet and Orion became known and operated as Loral Skynet. To further enhance the operations of its satellite business, Loral contributed Loral Skynet to Telesat in 2007, receiving a controlling interest in the combined Loral Skynet/Telesat business. The structure of Loral's holdings in Telesat was designed to comply with Canadian limitations on foreign ownership of telecommunications businesses in place at the time of the contribution.[1]

Through its fleet of 13 in-orbit satellites, Telesat is the world's fourth largest fixed satellite services operator. Loral is also engaged in the satellite operations business through XTAR, LLC, which owns and operates an X-band satellite. The interests Loral holds in these companies do not constitute liquid or marketable securities, [redacted].

[redacted] Loral has three designees on the Telesat board, including Dr. Mark Rachesky, the Chairman of Loral's Board of Directors, and Mr. Michael Targoff, the Vice Chairman of Loral's Board of Directors, a Loral consultant and its former chief executive officer. [redacted]

Under Section 3(a)(1)(A) of the 1940 Act, an issuer that is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities will be deemed to be an investment company. Loral has never held itself out, and does not currently and does not intend to hold itself out, as an investment company. In its annual reports, shareholder communications, prospectuses and Securities and Exchange Commission ("SEC") filings and on its Internet website, Loral has consistently held itself out to the public as a satellite communications company. Loral does not emphasize the possibility of significant appreciation from any cash management or other securities trading strategies as a material factor to its business.

The determination of a company's primary business is based on a factual inquiry concerning the nature of its business. In making this determination, the courts, the SEC and the SEC staff have looked to the

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1 We note that "control" under the 1940 Act is different from "control" under United States generally accepted accounting principles, Delaware law or relevant Canadian law.

following five factors developed by the SEC in *Tonopah Mining Company of Nevada*[2]: (1) the company's historical development, (2) its public representations of policy, (3) the activities of its officers and directors, (4) the nature of its present assets and (5) the sources of its present income. Furthermore, in *SEC v. National Presto Industries, Inc.*[3] a federal appellate court found that, of the five *Tonopah* factors, that the asset test of Section 3(a)(1)(C) of the 1940 Act was only a factor in determining whether a company is an investment company. In that case, the court said that "what principally matters is the beliefs the company is likely to induce in investors." The court found that National Presto was not an investment company, irrespective of numerical tests.

[redacted]

Moreover, Loral can rely on the exemption of Rule 3a-1 under the 1940 Act. Under that Rule, an issuer is not an investment company if (i) it is not an investment company as defined in Section 3(a)(1)(A) or 3(a)(1)(B) of the 1940 Act and (ii) its total assets and net income derived from securities other than those excluded under Rule 3a-1 constitute less than 45% of its total assets (excluding government securities and cash items) and less than 45% of its total net income after taxes (for the last four fiscal quarters combined), respectively. Securities issued by companies that are, among other things, primarily controlled by the issuer are excluded under Rule 3a-1.

Rule 3a-1(a)(4) under the 1940 Act allows issuers to exclude from the asset and income tests securities issued by companies (1) that are primarily controlled by the issuer, (2) through which the issuer engages in a business other than that of investing, reinvesting, owning, holding, or trading in securities,[4] and (3) that are not investment companies (each subsidiary meeting all three requirements, a "Controlled Operating Subsidiary").

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2 26 S.E.C. 426, 427 (1947) ("*Tonopah*"). *See, e.g.*, Certain Prima Facie Investment Companies: Proposing Release, Inv. Co. Act Release No. 10,937 (Nov. 20, 1979) ("1979 Proposing Release").

3 486 F.3d 305 (7th Cir. 2007) ("*National Presto*"). *See also Xplornet Communications Inc.*, SEC No-Action Letter (Jan. 11, 2012) ("*Xplornet*") (no-action relief was granted even though the applicant represented that the nature of its assets might not satisfy the *Tonopah* test).

4 The SEC in *Tonopah* and the Seventh Circuit in *National Presto* were each interpreting Section 3(a)(1)(A) of the 1940 Act in the context of determining a company's primary business. As the language under Rule 3a-1(a)(4)(ii) is similar, the same analysis would apply to determine the primary business of Loral for purposes of Rule 3a-1.

For the purposes of Rule 3a-1, a company is primarily controlled when an issuer has the power to exercise a controlling influence over the management or policies of the company, or the issuer owns more than 25% of the voting securities of the company, which is presumptive control under the 1940 Act, and exhibits a greater degree of control than that of any other person, consistent with the SEC staff interpretation of Rule 3a-1.[5] In the proposing release for Rule 3a-1, the SEC stated that "[P]aragraph (a)(4) of the rule, which deals with controlled companies, was designed to ensure that holding companies may rely on the rule. . . . [A] holding company generally secures control of other companies primarily for the purposes of engaging in those companies' line of business."[6] The SEC staff stated in *Health Communications Servs., Inc.* that the determination of whether an issuer's control is greater than that of any other person is essentially a determination of fact, noting that the parties involved are best able to make this determination.

[redacted]

[redacted]

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5 *See Health Communications Services, Inc.*, SEC No-Action Letter (April 26, 1985) ("*Health Communications*").

6 *See* 1979 Proposing Release. *See also* Certain Research and Development Companies: Proposed Rule, Inv. Co. Act Release No. 25,835 (Nov. 26, 2002) in which the SEC stated that the "controlled primarily" standard, as used in Rule 3a-1, is "designed to distinguish securities representing interests in operating companies through which an issuer engages in a non-investment business from mere investments in securities."

7 [redacted]

[redacted]

Please note that all factual matters set forth in this response are based on information provided by Loral and we have not independently verified any of such facts.[8]

Should you have any questions concerning the above, please call the undersigned at (202) 303-1124.

Very truly yours,

/s/ Benjamin J. Haskin

Benjamin Haskin

cc: Avi Katz, Esq.
Maurice Lefkort, Esq.

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[8] This or any other communication or information on the subject matter of this letter is not a waiver, not intended to be a waiver and shall not be deemed to be a waiver of any attorney-client privilege or work product protection that may apply.